SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C.
                                   FORM U-6B-2
                           Certificate of Notification

Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. ss.250.20, P. 36,652] or U-47 [Reg. ss.250.47, P. 36,620]
adopted under the Public Utility Holding Company Act of 1935

Certificate is filed by: Southwestern Public Service Company (the "Company")


This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. ss.250.48, P. 36,621].

1.   Type of the security or securities:
        Senior Notes, Series A - Unsecured
2.   Issue, renewal or guaranty:
        Issue
3.   Principal amount of each security:
        $100,000,000
4.   Rate of interest per annum of each security:
        6.20%
5.   Date of issue, renewal or guaranty of each security:
        March 2, 1999
6.   If renewal of security, give date of original issue:
        Not applicable.
7.   Date of maturity of each security:
        March 1, 2009
8.   Name of the person to whom each security was issued, renewed or guaranteed:
        Public issue
9.   Collateral given with each security, if any:
        Not applicable.
10.  Consideration received for each security:
        $99,846,000
11.  Application of proceeds of each security:
        The proceeds will be used to meet capital requirements, which may include the repayment of certain short-term debt, pending the retirement of the Company's $90,000,000 6.875% First Mortgage Bond maturing December 1, 1999.
12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of:
        a)  the provisions contained in the first sentence of Section 6(b):
              Not applicable
        b)  the provisions contained in the fourth sentence of Section 6(b):
              Not applicable
        c) the provisions contained in any rule of the commission other than Rule U-48:
              Applicable statement is (c).
13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) or the Act granted by the first sentence of
     Section 6(b).
        Not applicable.
14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.
        Not applicable.
15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48
     [Reg. ss.250.48, P. 36,621] designate the rule under which exemption is claimed.
        Rule 52(a)

                                            Southwestern Public Service Company




                                            By:    /s/ Nancy E. Felker
                                                   Nancy E. Felker
                                                   Assistant Treasurer

Date:   March 4, 1999